UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated October 26, 2017

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated October 26, 2017 announcing STMicroelectronics’ 2017 Third Quarter and Nine Month Financial Results.

PR No. C2836C

STMicroelectronics Reports 2017 Third Quarter
and Nine Months Financial Results

•	Third quarter net revenues of $2.14 billion, up 11.1% sequentially and 18.9% year-over-year
•	Third quarter gross margin of 39.5%, up 120 basis points sequentially, driving operating margin before impairment and restructuring(1) to 13.7%
•	First nine months net revenues up 15.0% to $5.88 billion, net income of $494 million and free cash flow(1) of $194 million
•	ST re-entered the CAC 40 Euronext Paris Index

Geneva, October 26, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the third quarter and nine months ended September 30, 2017.

Third quarter net revenues totaled $2.14 billion, gross margin was 39.5%, and net income was $236 million, or $0.26 per share.

“In the third quarter we achieved a number of important milestones: quarterly revenues exceeded $2.1 billion, up almost 19% year-over-year; gross margin was 39.5% and operating margin before impairment and restructuring was 13.7%,” said Carlo Bozotti, STMicroelectronics President & CEO.

“All product groups recorded double-digit year-over-year revenue growth, driven by strong demand across all geographies in our focus application areas of Internet of Things, Smartphones, Industrial and Smart Driving.

“ST’s transformation, focused on sustainable revenue growth across our entire portfolio, is taking shape, driven by our technologies, products, people and diversified customer base. We are determined to continue on this growth and innovation trajectory, underpinned by a solid financial position and enhanced liquidity.”

Quarterly Financial Summary (US$ Million)

U.S. GAAP	Q3 2017	Q2 2017	Q3 2016
Net Revenues	2,136	1,923	1,797
Gross Margin	39.5%	38.3%	35.8%
Operating Income	278	178	90
Net Income attributable to parent company	236	151	71
Net cash from operating activities	463	369	332

Non-U.S. GAAP (1)	Q3 2017	Q2 2017	Q3 2016
Operating Income before impairment and restructuring charges	292	184	119
Free cash flow	80	52	102
Net financial position	446	524	464

(1) Non-U.S. GAAP measure. See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary By Product Group (US$ Million)

Net Revenues By Product Group	Q3 2017	Q2 2017	Q3 2016
Automotive and Discrete Group (ADG)	775	755	704
Analog and MEMS Group (AMG)	502	482	403
Microcontrollers and Digital ICs Group (MDG)	701	612	587
Others (a)	158	74	103
Total	2,136	1,923	1,797

(a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

Third Quarter Review

Third quarter net revenues increased 11.1% sequentially, a better than seasonal performance and 210 basis points higher than the mid-point of the Company’s guidance. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues were up 14.6%, led by general purpose microcontrollers which again posted record quarterly sales. Analog and MEMS Group (AMG) and Automotive and Discrete Group (ADG) also grew on a sequential basis, up 4.2% and 2.6%, respectively. Imaging Product Division revenues, reported in Others, registered a triple-digit sequential revenue growth reflecting the initial ramp in wireless applications of ST’s new program, including the Company’s Time-of-Flight and new specialized imaging technologies.

On a year-over-year basis, third quarter net revenues increased by 18.9% on double-digit growth across all product groups and strong traction with new products. Analog and MEMS Group (AMG) third quarter revenues grew 24.8% year-over-year due to a sharp recovery in Analog and strong growth in MEMS.   Microcontrollers and Digital ICs Group (MDG) revenues increased 19.4% on very strong growth for general purpose microcontrollers, in part offset by lower sales of businesses undergoing phase-out. Automotive and Discrete Group (ADG) third quarter revenues increased 10.0% compared to the year-ago quarter on strong results for both Automotive and Power Discrete. Imaging Product Division third quarter revenues increased very significantly year-over-year.

By region of shipment, revenues grew by double-digits on a sequential basis across all regions. Specifically, Americas revenues grew by 14.5%, Asia Pacific increased by 10.8%, and EMEA was up by 10.0%. On a year-over-year basis, EMEA revenues were up by 24.9%, Asia Pacific increased by 19.4% and the Americas grew by 6.4%.

Third quarter gross profit was $845 million and gross margin was 39.5%, 50 basis points above the mid-point of the Company’s guidance. On a sequential basis, gross margin increased 120 basis points, mainly due to improved manufacturing efficiency and better product mix, partially offset by normal price pressure and negative currency effects, net of hedging.

Gross margin increased substantially on a year-over-year basis, increasing 370 basis points due to improved manufacturing efficiency and better product mix as well as improved fab loading, partially offset by normal price pressure.

Combined R&D and SG&A expenses were $558 million, decreasing by $9 million on a sequential basis, mainly benefiting from favorable seasonality. Combined R&D and SG&A increased $16 million, or 2.9%, in comparison to the year-ago quarter reflecting inflationary dynamics.

Third quarter other income and expenses, net, registered income of $5 million compared to $15 million and $18 million in the prior and year-ago quarter, respectively, mainly due to anticipated lower R&D funding.

Impairment and restructuring charges in the third quarter were $14 million compared to $6 million and $29 million in the prior and year-ago quarter, respectively, mainly related to the set-top box restructuring plan announced in January 2016.

Operating income of $278 million in the third quarter increased by $100 million and $188 million compared to the prior and year-ago quarter, respectively. By product group, MDG operating income had a very sharp sequential improvement of $54 million, resulting in an increase in its operating margin to 17.9% from 11.6% in the prior quarter. AMG operating income improved sequentially by $21 million, and expanded its operating margin to 18.1% from 14.5% in the prior period, benefiting from an improved product mix, as well as leveraging higher revenues and improved manufacturing performance. ADG operating income increased sequentially by $20 million from the prior quarter, and the operating margin improved to 10.9% compared to 8.6% in the prior period. Others, including the Imaging Product Division, reduced its losses to $23 million from $28 million in the prior quarter.

Third quarter operating income before impairment and restructuring charges(1) was $292 million, equivalent to 13.7% of net revenues compared to $184 million, equivalent to 9.6% of net revenues in the prior quarter driven by a higher level of revenues and improved gross margin. On a year-over-year basis, operating income before impairment and restructuring charges(1) increased by $173 million reflecting higher revenues, manufacturing efficiencies, improved product mix and better fab loading.

Third quarter net income was $236 million, equivalent to $0.26 per share, compared to net income of $151 million, equivalent to $0.17 per share, in the prior quarter. On a year-over-year basis, net income increased by $165 million, equivalent to $0.18 per share, from net income of $71 million, equivalent to $0.08 per share, in the year-ago quarter.

First Nine Months Financial Summary By Product Group (US$ Million)

Net Revenues By Product Group	9M 2017	9M 2016
Automotive and Discrete Group (ADG)	2,238	2,096
Analog and MEMS Group (AMG)	1,427	1,148
Microcontrollers and Digital ICs Group (MDG)	1,905	1,676
Others	310	193
Total	5,880	5,113

Nine Months 2017 Review

Net revenues in the first nine months 2017 increased 15.0% to $5.88 billion from $5.11 billion in the first nine months 2016, or 16.4% excluding businesses undergoing a phase-out (mobile legacy products and set-top box). By product group, first nine months 2017 Analog and MEMS Group (AMG) revenues were up 24.3%, on strong growth in both Analog and MEMS. Microcontrollers and Digital ICs Group (MDG) revenues increased 13.7% compared to the prior period on strong growth in general purpose microcontrollers partially offset by lower revenues for products undergoing phase-out. Automotive and Discrete Group (ADG) revenues increased 6.8% in the first nine months 2017 compared to the first nine months 2016 on growth in both Automotive and Discrete. Imaging Product Division revenues, included in Others, increased very significantly in the first nine months 2017 compared to the prior year period.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Year-to-date gross profit was $2.27 billion. Gross margin in the first nine months 2017 improved by 410 basis points to 38.5% from 34.4% in the year-ago period. Specifically, the first nine-months 2017 gross margin benefited from manufacturing efficiencies, better product mix, and improved fab loading partially offset by normal price pressure.

Combined R&D and SG&A expenses were $1.69 billion in the first nine months 2017 compared to $1.68 billion in the year-ago period.

Other income and expenses, net, registered income of $37 million compared to $73 million in the year-ago period mainly due to a lower level of R&D grants.

On a year-to-date basis, impairment and restructuring charges were $25 million compared to $69 million in the year-ago period, mostly related to the set-top box restructuring plan.

Operating income in the first nine months of 2017 improved significantly by $500 million to $585 million compared to the prior year period.

Year-to-date operating income and operating margin before impairment and restructuring charges(1) increased sharply to $610 million or 10.4% of net revenues, compared to $154 million or 3.0% of net revenues, in the first nine months of 2016 mainly due to higher revenues and gross margin, improved product mix, manufacturing efficiencies and better fab loading.

First nine months 2017 net income was $494 million, equivalent to $0.55 per share, compared to net income of $53 million, or $0.06 per share in the year-ago period.

Cash Flow and Balance Sheet Highlights

Capital expenditure payments, net of proceeds from sales, were $365 million and $891 million during the third quarter and first nine months of 2017, respectively. First nine months 2016 capital expenditures, net of proceeds from sales, were $379 million.

Inventory was $1.32 billion at quarter end, up 4.7% from the prior quarter. Inventory in the third quarter of 2017 was at 3.9 turns or 92 days.

The Company paid cash dividends totaling $59 million and $160 million for the third quarter and first nine months of 2017, respectively.

ST’s net financial position(1) was $446 million at September 30, 2017 compared to $524 million at July 1, 2017. At September 30, 2017, ST’s total financial resources were $2.62 billion; total financial debt was $2.18 billion; and total equity, including non-controlling interest, was $5.15 billion.

In the third quarter of 2017, ST issued a $1.5 billion dual-tranche offering of new senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each) due 2022 and 2024. The Company simultaneously launched, and completed in the third quarter, a share buy-back program of 18.6 million shares for $297 million. In the second quarter of 2017, ST issued a redemption notice to inform bondholders of the early redemption of the Tranche A 2019 convertible bonds issued in 2014. As a consequence, in the third quarter of 2017 bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. ST elected to net share settle the bonds and as a result the Company delivered $600 million in cash and about 13 million shares from treasury shares and completed the redemption of the full tranche as of the end of August 2017. Between September 13, 2017 and October 10, 2017, bondholders have exercised their conversion rights on Tranche B 2021 convertible bonds for $340 million nominal value. On October 11, 2017, ST issued a notice to inform bondholders of the early redemption of the remaining $60 million of Tranche B 2021 convertible bonds.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

In August 2017, ST signed a new medium term credit facility with the European Investment Bank (EIB) for a total of €500 million in relation to ST’s R&D and Capex investments in France, Italy and Malta for the years 2017 and 2018. The medium term line is available for drawings in Euro and US$ until Q1 2019 and has terms and conditions substantially in line with previous transactions signed by ST with the EIB.

Fourth Quarter 2017 Business Outlook

Mr. Bozotti commented, “We see clear opportunities in front of us to continue to drive revenue growth, margin expansion and shareholder value and we are determined to capture this additional potential. Our targeted efforts in technology and products, focusing on high-growth markets, are enabling all of our product groups to strengthen their competitive position with major accounts as well as with the distribution channel.

“Looking at the fourth quarter, we continue to see solid demand across product groups and geographies. Based upon strong booking activity and the expected acceleration of growth of our new program serving wireless applications, we anticipate fourth quarter revenues to increase sequentially by about 10.0% at the mid-point and the gross margin to improve to about 39.9% at the mid-point.

“Looking at the year in total, based upon our nine months results and fourth quarter mid-point revenue guidance, we now expect that 2017 net revenues should grow year-over-year by about 18.0% accompanied by a substantial improvement in operating profitability and net income.”

The Company expects fourth quarter 2017 revenues to increase about 10.0% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 39.9% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2017 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2017.

Recent Corporate Developments

•
On August 7, ST announced that it has completed the repurchase of approximately 18.6 million shares of its common stock for an amount of $297 million under its share buy-back program announced on June 22, 2017. The shares were repurchased between June 30, 2017 and August 4, 2017 on the Mercato Telematico Azionario and other venues in open market transactions. The repurchased shares are held as treasury shares and used to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programs.

•
On August 23, ST announced that it had posted its IFRS 2017 Semi Annual Accounts for the six-month period ended July 1, 2017, on its website and filed them with the Netherlands Authority for the Financial Markets.

•
On September 7, the Euronext Scientific Board on Indices announced its decision to include STMicroelectronics in the CAC 40 index, the primary index of the Paris Stock Exchange, where the Company is listed. This decision took effect after the closing of the Paris Stock Exchange on September 15, 2017.

Q3 2017 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•
Continued strong momentum of Chorus automotive-microcontroller family growth with multiple wins in Body and Gateway applications at leading European and Chinese Tier1s as well as for an on-board charger application at a major Japanese Tier1 and an ignition system at a leading European Tier1;

•	Recorded an important win for an ASIC and an ASSP in an ultrasonic-sensor interface application with a top Japanese Tier1;
•	Registered a big win with an ASSP product tailored for an engine management system in motorcycles from a leading Chinese Tier1;
•	Won an ASIC socket for a hydrostatic braking system at a Japanese leading supplier;
•	Landed sockets in a premium sound system with our Class AB and Class D amplifiers for a high-end car maker;
•	Captured an important design win with a series of high-side drivers in M07 technology for a heating, ventilation, and air-conditioning system from a key European Tier1;
•	Gained several design wins with 650V and 1200V SiC MOSFETs from an important car maker and a German supplier;
•	Won an award for an intelligent power module from a leading Chinese air conditioner supplier;
•	Landed multiple design-wins for new 1200V SiC diodes in electrical-vehicle charger platforms from leading Chinese and American suppliers;
•	Enlarged the range of ESD diodes housed in 0201 chip-scale packages and landed design wins in the US and China;
•	Captured a win for our last generation of HDMI port interfaces at a game-station market leader.

Analog and MEMS Group (AMG)
•
Ramped production of barometric pressure sensor for new water-resistant Samsung Gear Fit 2 Pro and, for Samsung Note 8, of 6-axis ultra-low-power MEMS inertial measurement unit, optical-image-stabilization gyroscope, barometric pressure sensor, and multifunctional protection switch;

•	Captured multiple design wins with touchscreen controller in mobile phones for China with Korean and Chinese AMOLED display makers;
•	Ramped power-management ICs for AMOLED displays for many smartphone manufacturers;

•	Awarded additional business in Eastern Europe and China with newest STCOMET powerline modem SoC in a smart metering application;
•
Named to Top Ten Power Award by Electronic Product China for innovative STSPIN32Fx motion-control SoC platform and Recognized with “Best of Industry” award for smart-metering solutions based on powerline communication SoC during Electronica India 2017 event;

•	Continued expansion into mass market through success of ViperPLUS family winning sockets globally in applications including home appliances and metering;
•
Qualified a smart meter from a major EMEA manufacturer to start validation in a top European utility company and was selected as a technical partner by E-Distribuzione for its New Smart-Meter Platform;

•	Won numerous sockets globally switching regulators and DC/DC converters in a broad range of Automotive and Industrial applications;
•	Captured wins for precision op amps in a range of applications including wearable, home, and building automation;
•	Began volume shipments of accurate pressure sensor for vacuum cleaner applications to a market leader;
•	Maintained momentum in mobile phone market for 6-axis ultra-low-power inertial measurement units with wins of multiple sockets at key players in China;
•
Announced a modular Power-Line Communication (PLC) modem chipset that delivers more flexibility to manufacturers of utility meters, smart-grid nodes, streetlamps, and home and industrial controllers. Three top smart-meter manufacturers are already designing solutions based on this new platform;

•	Introduced software kit for Bluetooth® Mesh Networking to accelerate development of connected smart-lighting and automation products;
•	Launched 300mA, very low quiescent current low-dropout regulator for smartphone and portable applications.

Microcontrollers and Digital ICs Group (MDG)
•	Gained adoption of STM32L in kit with LoRA™ radio connectivity by a key home automation OEM for next-generation home controls;
•	Began ramping production of an STM32L0 for a high-volume consumer application at a top manufacturer;
•	Secured STM32L4 for finger-print modules with a major PC OEM;
•	Earned design wins for STM32F4 in shared connected bike models in China;
•	Announced the integration of our contactless NFC technology with MediaTek’s mobile platforms;
•	Qualified the ST32H480, based on latest embedded e-STM 40nm technology at several South American Telecom operators for secure SIM application;
•	Started ramping production of ST25 automotive NFC reader for a key electric vehicle manufacturer;
•	Designed in ST25R NFC reader for the first major roll out of NFC-enabled smart furniture with a key household name;
•	Awarded a digital ASIC design in 16nm FinFET technology from a leading networking infrastructure solution provider;
•	Captured a design-win for an Optical IC in 55nm BiCMOS process technology for application in 100G and 200G web-scale datacenters;
•	Began volume ramp of an ASIC in RF-SOI technology for application into a new high-end smartphone from a Chinese manufacturer.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 3, 2017. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 26, 2017, the management of STMicroelectronics will conduct a live webcast of its conference call to discuss the Company’s operating performance for the third quarter of 2017.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The live webcast and presentation materials will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until November 10, 2017.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 30,	October 01,
	2017	2016

Net sales	2,123	1,794
Other revenues	13	3
NET REVENUES	2,136	1,797
Cost of sales	(1,291)	(1,154)
GROSS PROFIT	845	643
Selling, general and administrative	(244)	(224)
Research and development	(314)	(318)
Other income and expenses, net	5	18
Impairment, restructuring charges and other related closure costs	(14)	(29)
Total Operating Expenses	(567)	(553)
OPERATING INCOME	278	90
Interest expense, net	(7)	(5)
Income (loss) on equity-method investments	-	(1)
Loss on financial instruments, net	(5)	-
INCOME BEFORE INCOME TAXES	266	84
AND NONCONTROLLING INTEREST
Income tax expense	(28)	(12)
NET INCOME	238	72
Net income attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	236	71

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.27	0.08
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.26	0.08

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	901.0	886.7

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 30,	October 01,
	2017	2016

Net sales	5,851	5,097
Other revenues	29	16
NET REVENUES	5,880	5,113
Cost of sales	(3,614)	(3,355)
GROSS PROFIT	2,266	1,758
Selling, general and administrative	(718)	(681)
Research and development	(975)	(996)
Other income and expenses, net	37	73
Impairment, restructuring charges and other related closure costs	(25)	(69)
Total Operating Expenses	(1,681)	(1,673)
OPERATING INCOME	585	85
Interest expense, net	(16)	(15)
Income (loss) on equity-method investments	(2)	8
Loss on financial instruments, net	(5)	-
INCOME BEFORE INCOME TAXES	562	78
AND NONCONTROLLING INTEREST
Income tax expense	(63)	(21)
NET INCOME	499	57
Net income attributable to noncontrolling interest	(5)	(4)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	494	53

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.56	0.06
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.55	0.06

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	904.7	885.4

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 30,	July 01,	December 31,
In millions of U.S. dollars	2017	2017	2016
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,188	1,654	1,629
Marketable securities	433	335	335
Trade accounts receivable, net	1,057	1,012	939
Inventories	1,321	1,262	1,173
Other current assets	404	443	311
Total current assets	5,403	4,706	4,387
Goodwill	122	120	116
Other intangible assets, net	193	185	195
Property, plant and equipment, net	2,882	2,641	2,287
Non-current deferred tax assets	662	631	528
Long-term investments	57	57	57
Other non-current assets	442	406	434
	4,358	4,040	3,617
Total assets	9,761	8,746	8,004

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	486	117	117
Trade accounts payable	847	837	620
Other payables and accrued liabilities	867	792	750
Dividends payable to stockholders	112	171	59
Accrued income tax	47	34	42
Total current liabilities	2,359	1,951	1,588
Long-term debt	1,689	1,348	1,334
Post-employment benefit obligations	380	376	347
Long-term deferred tax liabilities	6	6	5
Other long-term liabilities	178	165	134
	2,253	1,895	1,820
Total liabilities	4,612	3,846	3,408
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,110,420 shares issued, 882,809,516 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,866	2,836	2,818
Retained earnings	667	435	431
Accumulated other comprehensive income	677	608	371
Treasury stock	(285)	(201)	(242)
Total parent company stockholders’ equity	5,082	4,835	4,535
Noncontrolling interest	67	65	61
Total equity	5,149	4,900	4,596
Total liabilities and equity	9,761	8,746	8,004

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2017	Q2 2017	Q3 2016

Net Cash from operating activities	463	369	332
Net Cash used in investing activities	(482)	(317)	(230)
Net Cash from (used in) financing activities	546	(53)	(109)
Net Cash increase (decrease)	534	13	(7)

Selected Cash Flow Data (in US$ millions)	Q3 2017	Q2 2017	Q3 2016

Depreciation & amortization	165	152	172
Net payment for Capital expenditures	(365)	(307)	(143)
Dividends paid to stockholders	(59)	(48)	(53)
Change in inventories, net	(41)	(26)	30

Appendix
STMicroelectronics
Supplemental Financial Information

	Q3 2017	Q2 2017	Q1 2017	9M 2017	Q3 2016	Q2 2016	Q1 2016	9M 2016
€/$ Effective Rate	1.13	1.09	1.08	1.10	1.12	1.12	1.10	1.12

Net Revenues By Market Channel (%)	Q3 2017	Q2 2017	Q1 2017	9M 2017	Q3 2016	Q2 2016	Q1 2016	9M 2016
Total OEM	66%	66%	66%	66%	67%	66%	67%	67%
Distribution	34%	34%	34%	34%	33%	34%	33%	33%

Product Group Data (Million US$)	Q3 2017	Q2 2017	Q1 2017	9M 2017	Q3 2016	Q2 2016	Q1 2016	9M 2016
Automotive & Discrete (ADG)
- Net Revenues	775	755	708	2,238	704	721	671	2,096
- Operating Income (Loss)	85	65	38	188	58	61	39	158
Analog & MEMS (AMG)
- Net Revenues	502	482	443	1,427	403	376	369	1,148
- Operating Income (Loss)	91	70	45	206	23	1	2	26
Microcontrollers & Digital ICs (MDG)
- Net Revenues	701	612	593	1,905	587	556	532	1,676
- Operating Income (Loss)	125	71	60	256	44	9	(3)	49
Others (a)
- Net Revenues	158	74	77	310	103	50	41	193
- Operating Income (Loss)	(23)	(28)	(14)	(65)	(35)	(43)	(71)	(148)
Total
- Net Revenues	2,136	1,923	1,821	5,880	1,797	1,703	1,613	5,113
- Operating Income (Loss)	278	178	129	585	90	28	(33)	85

(a)
Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $1 million, $1 million, $1 million, $11 million, $8 million and $10 million of unused capacity charges in the third, second and first quarters of 2017 and 2016, respectively; and $14 million, $6 million, $5 million, $29 million, $12 million and $28 million of impairment, restructuring charges, and other related closure costs in the third, second and first quarters of 2017 and 2016, respectively.

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2017 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	845	278	236	0.26
Impairment & Restructuring		14	14
Estimated Income Tax Effect			(1)
Non-U.S GAAP	845	292	249	0.28

Q2 2017 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	736	178	151	0.17
Impairment & Restructuring		6	6
Estimated Income Tax Effect			(1)
Non-U.S GAAP	736	184	156	0.17

Q3 2016 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	643	90	71	0.08
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(4)
Non-U.S GAAP	643	119	96	0.11

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 30, 2017	July 1, 2017	October 1, 2016
Cash and cash equivalents	2,188	1,654	1,675
Marketable securities	433	335	342
Total financial resources	2,621	1,989	2,017
Short-term debt	(486)	(117)	(117)
Long-term debt	(1,689)	(1,348)	(1,436)
Total financial debt	(2,175)	(1,465)	(1,553)
Net financial position	446	524	464

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2017	Q2 2017	Q1 2017	9M 2017	Q3 2016	Q2 2016	Q1 2016	9M 2016
Net cash from operating activities	463	369	289	1,121	332	192	141	665
Net cash used in investing activities	(482)	(317)	(227)	(1,026)	(230)	(144)	(110)	(484)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits and restricted cash	99	-	-	99	-	-	-	-
Free cash flow – Non-U.S. GAAP	80	52	62	194	102	48	31	181

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 26, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services